東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 JUL -3 P 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
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Valencia
Washington, DC

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller


06014842

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Notice of Addition (a 'Management Policies' Part) and Correction (a 'Notes' Part) of Consolidated Business Result for FY March 2006 dated June 28, 2006

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

RECEIVED
2006 JUL -3 P 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Jun 28, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Addition (a 'Management Policies' Part) and Correction (a 'Notes' Part) of Consolidated Business Result for FY March 2006

The Company added "Parent Company" to a 'management policies' part, and corrected a 'notes' part of consolidated business result for FY March 2006, which was released on May 12th, 2006.

Description

1. Addition (Page #3)
   (7) Parent Company
   There is no relevant issue.

2. Correction (Page #21)
   Notes
   (Consolidated Balance Sheet)
   This Fiscal Year (as of Mar 31st, 2006)

   (Before correction) The corrected part is underlined as below.

*4 For efficient accommodation of working capital,
the Company and its consolidated subsidiary (Sunstage Finance Co., Ltd.)
have entered into the commitment-line contract with 10 banks.
Under this commitment-line contract, the balance of unpracticed loan
as of Mar 31st, 2006, is as below.

Total amount of committed loan	16,700 million yen
Practiced loan	9,028 million yen
Balance	7,671 million yen

(After correction)

*4 For efficient accommodation of working capital,
the Company and its consolidated subsidiary (Sunstage Finance Co., Ltd.)
have entered into the commitment-line contract with 10 banks.
Under this commitment-line contract, the balance of unpracticed loan
as of Mar 31st, 2006, is as below.

Total amount of committed loan	19,700 million yen
Practiced loan	9,028 million yen
Balance	10,671 million yen

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